September 24, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Christine Westbrook Celeste Murphy

Re:	Responses to the Securities and Exchange Commission Staff Comments dated September 21, 2021, regarding Fossil Group, Inc. Registration Statement on Form S-3 Filed September 7, 2021 File No. 333-259352

Dear Ms. Westbrook and Ms. Murphy:

On behalf of Fossil Group, Inc. (the “Company”, “Fossil”, “we,” “us” or “our”), I hereby submit the Company’s responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated September 21, 2021 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3, File No. 333-259352, filed with the Commission via the Commission’s EDGAR system on September 7, 2021 (the “Registration Statement”). Concurrently with this letter, the Company is filing Amendment No. 1 to the Registration Statement to respond to the comments contained in the Comment Letter and to make certain other changes.

For your convenience, each response below is preceded by the Staff’s comment to which the response relates.

Cover page

1.	Please describe the recent price volatility in your stock and briefly disclose any known risks of investing in your securities under these circumstances. For additional guidance, please see the Division of Corporation Finance's February 8, 2021 guidance "Sample Letter to Companies Regarding Securities Offerings During Times of Extreme Price Volatility."

Response:       The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page in response to the Staff’s comment.

United States Securities and Exchange Commission

Division of Corporation Finance

September 24, 2021

2.	Please add, for comparison purposes, disclosure of the market price of your common stock prior to the recent market price volatility in your stock.

Response:       The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page in response to the Staff’s comment.

3.	Please describe any recent change in your financial condition or results of operations, such as your earnings, revenues or other measure of company value that is consistent with the recent change in your stock price. If no such change to your financial condition or results of operations exist, disclose that fact.

Response:       The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page in response to the Staff’s comment.

Risk Factors, page 1

4.	Please include a risk factor addressing the recent extreme volatility in your stock price. Your disclosure should include intra-day stock price range information and should cover a period of time sufficient to demonstrate the recent price volatility and should address the impact on investors. Your disclosure should also address the potential for rapid and substantial decreases in your stock price, including decreases unrelated to your operating performance or prospects. To the extent recent increases in your stock price are significantly inconsistent with improvements in actual or expected operating performance, financial condition or other indicators of value, discuss the inconsistencies and where relevant quantify them. If you lack information to do so, explain why.

Response:      The Company respectfully acknowledges the Staff’s comment and will add risk factors to any prospectus supplement used in connection with an offering under the Registration Statement, to the extent such offering includes common stock-related risk factors. To facilitate the Staff’s review of the Registration Statement, the Company has provided below its expected risk factors for any such prospectus supplement, subject to modification due to the passage of time or the facts and circumstances of the offering. The Company will also include such risk factors in its next quarterly report on Form 10-Q.

United States Securities and Exchange Commission

Division of Corporation Finance

September 24, 2021

Our shares of common stock have recently experienced extreme volatility in market prices and trading volume and purchasers of our common stock could incur substantial losses due to similar volatility in the future.

The extreme volatility of the market prices and trading volume that our shares of common stock have recently experienced, and may continue to experience, could cause purchasers of our common stock to incur substantial losses. For example, from January 1, 2021 to the date hereof, the market price of our common stock has fluctuated from an intra-day low on the NASDAQ Global Select Market of $8.43 per share on January 4, 2021 to an intra-day high of $28.60 per share on January 27, 2021. For comparison, during the month of December 2020, prior to the recent onset of extreme volatility, the market price of our common stock on the NASDAQ Global Select Market fluctuated from intra-day low of $8.38 per share on December 29, 2020 to an intra-day high of $13.61 per share on December 14, 2020. Significant fluctuations in the market price of our common stock have been accompanied by reports of strong and atypical retail investor interest, including on social media and online forums. The market volatility and trading patterns we have experienced create several risks for investors, including the following:

•	the market price of our common stock may experience rapid and substantial increases or decreases unrelated to our operating performance, financial condition or business prospects, or macro or industry fundamentals;

•	factors in the public trading market for our common stock may include the sentiment of retail investors (including as may be expressed on financial trading and other social media sites and online forums), the direct access by retail investors to broadly available trading platforms, the amount and status of short interest in our securities, access to margin debt, trading in options and other derivatives on our common stock and any related hedging and other trading factors;

•	our market capitalization, as implied by various trading prices, has reflected valuations that diverge significantly from those seen prior to recent volatility and that are significantly higher than our market capitalization immediately prior to such recent volatility, which began on or about January 25, 2021, and to the extent these valuations reflect trading dynamics unrelated to our financial performance or business prospects, purchasers of our common stock could incur substantial losses if there are declines in market prices driven by a return to earlier valuations of the Company;

•	to the extent volatility in our common stock is caused by a “short squeeze” in which coordinated trading activity causes a spike in the market price of our common stock as traders with a short position make market purchases to avoid or to mitigate potential losses, investors may purchase at inflated prices unrelated to our financial performance or prospects, and may thereafter suffer substantial losses as prices decline once the level of short-covering purchases has abated; and

•	if the market price of our common stock declines, investors may be unable to resell their shares of common stock at or above the price at which they acquired them.

We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future, in which case investors could incur substantial losses.

United States Securities and Exchange Commission

Division of Corporation Finance

September 24, 2021

We may continue to incur rapid and substantial increases or decreases in our stock price in the foreseeable future that may not coincide in timing with the disclosure of news or developments by or affecting us. Accordingly, the market price of our common stock may fluctuate dramatically, and may decline rapidly, regardless of any developments in our business.

Overall, there are various factors, many of which are beyond our control, that could negatively affect the market price of our common stock or result in fluctuations in the price or trading volume of our common stock, including:

•	the ongoing impacts and developments relating to the COVID-19 pandemic;

•	actual or anticipated variations in our annual or quarterly results of operations, including our earnings estimates and whether we meet market expectations with regard to our earnings;

•	our current inability to pay dividends or other distributions;

•	publication of research reports by analysts or others about us or the specialty retail industry, which may be unfavorable, inaccurate, inconsistent or not disseminated on a regular basis;

•	changes in market valuations of similar companies;

•	market reaction to any additional equity, debt or other securities that we may issue in the future, and which may or may not dilute the holdings of our existing stockholders;

•	additions or departures of key personnel;

•	actions by institutional or significant stockholders;

•	short interest in our stock and the market response to such short interest;

•	a dramatic increase in the number of individual holders of our stock and their participation in social media platforms targeted at speculative investing;

•	speculation in the press or investment community about our company or industry;

•	strategic actions by us or our competitors, such as acquisitions or other investments;

•	legislative, administrative, regulatory or other actions affecting our business, our industry, including positions taken by the Internal Revenue Service (“IRS”);

•	investigations, proceedings, or litigation that involve or affect us;

•	the occurrence of any of the other risk factors included or incorporated by reference in this prospectus; and

•	general market and economic conditions.

5.	Please include a risk factor addressing the effects of a potential "short squeeze" due to a sudden increase in demand for your stock. Among other things, your disclosure should describe what typically happens following a short squeeze and address the impact on investors that purchase shares during this time.

Response:       The Company respectfully acknowledges the Staff’s comment and will add a risk factor to any prospectus supplement used in connection with an offering under the Registration Statement, to the extent such offering includes common stock-related risk factors. To facilitate the Staff’s review of the Registration Statement, the Company has provided below its expected risk factor for any such prospectus supplement, subject to modification due to the passage of time or the facts and circumstances of the offering. The Company will also include such risk factor in its next quarterly report on Form 10-Q.

United States Securities and Exchange Commission

Division of Corporation Finance

September 24, 2021

A “short squeeze” due to a sudden increase in demand of our common stock that largely exceeds supply may lead to additional price volatility.

Investors may purchase shares of our common stock to hedge existing exposure or to speculate on the price of our common stock. Speculation on the price of our common stock may involve long and short exposures. To the extent aggregate short exposure exceeds the number of shares of our common stock available for purchase on the open market, investors with short exposure may have to pay a premium to repurchase shares of our common stock for delivery to lenders of our common stock. Those repurchases may in turn, dramatically increase the price of our common stock until additional shares of our common stock are available for trading or borrowing. This is often referred to as a “short squeeze.” A proportion of our common stock has been and may continue to be traded by short sellers which may increase the likelihood that our common stock will be the target of a short squeeze. A short squeeze could lead to volatile price movements in shares of our common stock that are unrelated or disproportionate to our operating performance or prospectus and, once investors purchase the shares of our common stock necessary to cover their short positions, the price of our common stock may rapidly decline. Investors that purchase shares of our common stock during a short squeeze may lose a significant portion of their investment.

* * * * *

If you have any questions regarding the foregoing, please contact me at (972) 699-2115, or Garrett DeVries or Cynthia Mabry of Akin Gump Strauss Hauer & Feld LLP at (214) 969-2891 or (713) 220-8130.

Sincerely,
Fossil Group, Inc.

/s/ Randy S. Hyne
Randy S. Hyne
Vice President, General Counsel and Secretary

cc:	Mr. Garrett DeVries
Ms. Cynthia Mabry